Initiate Systems, Inc. 200 W. Madison, Suite 2300 Chicago, IL 60606 + 1 312 759 5030 + 1 312 759 5026 fax www.initiatesystems.com
June 25, 2008
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:	Initiate Systems, Inc.
Withdrawal of Registration Statement on Form S-l (File No. 333-147312)
Ladies and Gentlemen:
Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Initiate Systems, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its Registration Statement on Form S-l (File No. 333-147312), together with all exhibits thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed with the Commission on November 13, 2007.
The Registrant has determined not to pursue the initial public offering to which the Registration Statement relates at this time. The initial public offering would have been a discretionary financing for the Registrant. The terms currently obtainable in the public marketplace are not sufficiently attractive to the Registrant to warrant proceeding with the initial public offering. The Registrant confirms that no securities have been sold pursuant to the Registration Statement.
The Registrant requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.
Please send copies of the written order granting withdrawal of the Registration Statement to Clarissa Cerda, General Counsel, Initiate Systems, Inc., 200 W. Madison Street, Suite 2300 Chicago, IL 60606, facsimile number (312) 759-5026.
If you have any questions with respect to this matter, please contact our outside counsel, Tami J. Howie, at (202) 408-6469.
Sincerely,
Initiate Systems, Inc.
 /s/ Dan Kossmann
Dan Kossmann
Chief Financial Officer